Exhibit 99.1

Nomad Foods Declares Initial Quarterly Dividend

Feltham, England - January 30, 2024—Nomad Foods Limited (NYSE: NOMD), a leading frozen food company, today announced that its Board of Directors has declared an initial quarterly cash dividend of $0.15 per share on the Company’s issued and outstanding ordinary shares. The initial quarterly dividend will be payable on February 26, 2024 to shareholders of record as of the close of business on February 9, 2024.

“The initiation of a quarterly dividend marks a notable milestone for Nomad Foods, further fortifying our commitment to provide consistent, compelling value to our shareholders,” said Stéfan Descheemaeker, Nomad Foods’ chief executive officer. “This action is a testament to the quality and resilience of our business and our confidence in our ability to generate significant cash flows and sustainable, long-term growth.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased to announce the initiation of the quarterly dividend to enhance Nomad Foods’ capital allocation strategy. Through the adoption of a quarterly dividend and our new $500 million share repurchase program, the Board continues to execute a balanced capital deployment strategy intended to maximize shareholder returns. Our business has consistently generated strong cash flows and we remain committed to maintaining financial flexibility to continue investing behind organic and inorganic growth.”

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com/investors/.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

Media Relations Contact
Jim Golden / Ed Hammond / Jack Kelleher
Collected Strategies
nomad-cs@collectedstrategies.com
+1-617-3124937; +1-917-3466841

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the payment of quarterly cash dividends in the future, cash flow generation and sustainable long-term growth, the impact of this dividend on the Company’s ability to continue to deploy capital to maximize shareholder returns, and the Company’s ability to maintain financial flexibility. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
1